Exhibit 12.1

	Nine Months Ended	Year Ended December 31,
	9/30/2017	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income (loss) before income taxes	$1,935	$3,892	$1,568	$(111)	$506	$544
Fixed charges, excluding capitalized interest	$638	$598	$547	$283	$197	$133

Total earnings available for fixed charges	$2,573	$4,490	$2,115	$172	$703	$677

Fixed charges:
Interest and debt expense(1)	$529	$510	$484	$215	$143	$93
Assumed interest element included in rent expense	$128	$114	$88	$74	$57	$41

Total fixed charges	$656	$624	$572	$289	$200	$134

Ratio of earnings to fixed charges(2)	3.92	7.19	3.70	—	3.52	5.07

(1)	Includes amortization of debt-related expenses plus interest capitalized during the period.
(2)	In 2014, our earnings were insufficient to cover fixed charges by $117 million.